UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2024

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F ☐

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-227753, 333-271384 and 333-278525) and Form F-3 (File Nos. 333-195124, 333-236064, 333-249063, 333-262055 and 333-276000), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On May 22, 2024, Can-Fite BioPharma Ltd. (the “Company”) filed a Current Report on Form 6-K announcing that it will hold its Annual General Meeting of Shareholders (the “Meeting”) on June 26, 2024, at 3.00 p.m. (Israel time) at the Company’s offices at 26 Ben Gurion Street, Ramat Gan, Israel (the “Original Report”). This Amendment No. 1 on Form 6-K/A (the “Amendment”) is being furnished to replace Exhibits 99.1 (the “Original Notice and Proxy Statement”), 99.2 (the “Original Proxy Card”) and 99.3 (the “Original VIF Card” and together with the Original Notice and Proxy Statement and the Original Proxy Card, the “Original Proxy Materials”) of the Original Report, to amend and restate the Original Notice and Proxy Statement, the Original Proxy Card and the Original VIF Card to remove Proposal 1 from the Original Proxy Materials with respect to the re-election of Ilan Cohn to the Company’s board of directors as a Class II director.

On June 6, 2024, Mr. Cohn notified the Company that he does not intend to stand for re-election to the Company’s board of director due to personal reasons. Mr. Cohn’s decision not to stand for re-election was not due to any disagreement with the company or its management.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Report, or reflect any events that have occurred after the Original Report was originally filed.

In connection with the Meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders describing the proposal to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1;

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2; and

3.	A form of Voting Instruction Card whereby holders of American Depositary Shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.3.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Annual General Meeting of Shareholders

99.3	Voting Instruction Card for American Depositary Shareholders with respect to the Company’s Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2024	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer and Chief Financial Officer

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